United States securities and exchange commission logo





                              June 14, 2022

       Zheng Yuan
       Chief Financial Officer
       Embrace Change Acquisition Corp.
       5186 Carroll Canyon Rd
       San Diego, CA 92121

                                                        Re: Embrace Change
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 7, 2022
                                                            File No. 333-265184

       Dear Ms. Yuan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed June 7, 2022

       Cover Page

   1.                                                   We note the statement
in your response letter that    [b]ecause the Company is located in
                                                        the United States, a
majority of its officers and directors are in the United States (and the two members of
management who are in China are French citizens)    there are no risks
                                                        associated with Chinese
laws or regulations." We note similar statements on pages 2 and
                                                        3. However, we note
that your previous correspondence letter dated December 30, 2021 and your disclosure on
the cover page and page 2 suggest that a majority of your officers and directors have
significant ties to China/HK. Please revise to disclose, if true, that a majority of your
officers or directors have significant ties to China/HK. If a majority of your officers and
directors have such ties, please revise to provide disclosures requested in
 Zheng Yuan
Embrace Change Acquisition Corp.
June 14, 2022
Page 2
      the comments from our letter dated June 2, 2022, as applicable.
General

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
      Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
       Please contact Shih-Kuei Chen at 202-551-7664 or James Lopez at 202-551-3536 with any questions.



                                                            Sincerely,
FirstName LastNameZheng Yuan
                                                            Division of
Corporation Finance
Comapany NameEmbrace Change Acquisition Corp.
                                                            Office of Real
Estate & Construction
June 14, 2022 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName